February 17, 2005






Mail Stop 0407


Rafeh Hulays
President
Netfone, Inc.
Suite 1108 - 1030 West Georgia Street
Vancouver, BC V6E 2Y3

RE:	Netfone, Inc.
	Amendment No. 2 to Form SB-2
	File No. 333-120895
	Filed February 8, 2005

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *
Amendment No. 2 to Form SB-2
1. We note that Amendment No. 2 to Form SB-2 contains the financial statements for the period ending on September 30, 2004. In your next amendment, please update the financial statements in accordance with the requirements of Item 310(g) of Regulation S-B and revise any related disclosure (e.g. the MD&A section). We may have further comments after reviewing the updated disclosure.
Risk Factors, page 6
2. We note your response to our prior comment #10. Please disclose in either the risk factor entitled "The loss of Rafeh Hulays may affect our ability to raise additional capital" or the risk factor entitled "We need to retain key personnel.." the fact that Mr. Hulays` consulting agreement is non-exclusive, which allows him to provide consulting services to other companies and devote less than
100% of his working time to Netfone`s business. Discuss the risks that this fact may create, such as slower rate of growth of Netfone`s business.
3. We note your response to our prior comment #1. If you do not view the ability of persons to obtain judgment and/or attach assets of a
Canadian subsidiary or a Canadian person as a material risk, tell us why you have included this risk factor.

Management, page 19
4. We note the revisions made in response to our prior comment #3. Given that the disclosure discusses risks to the company and investors, please place the disclosure in the Risk Factors section rather than in the Management section.

Description of Business, page 24
5. We reviewed the supplemental materials provided in response to our prior comment #26. However, the supplemental materials do not appear to support the statements contained in the "Industry Background" section. Specifically, the materials indicate that Frost & Sullivan expects VOIP to attract 12.1 million U.S. and Canadian residential subscribers by 2007 (not "18.1 million North American residential subscribers by 2008," as stated in the disclosure). The materials do not appear to support the claim regarding the number of IP Centrex lines expected by 2007. Please provide additional supplemental support or revise the disclosure to conform to the supplemental support that you currently possess.

Management`s Discussion and Analysis or Plan of Operation, page 31
6. We note your response to our prior comment #9.  Since it does not
appear that the company has any plans to list its securities on a national securities exchange or Nasdaq or enlist market makers to apply for quotation of the company`s securities on the OTC Bulletin
Board, explain the basis for the possibility that a public market may
develop for the company`s securities.  If the reference is
intended
to refer to the Pink Sheets, please clarify and make clear that the
Pink Sheets is not a liquid market.
* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Inessa Berenbaum at (202) 824-5288 or Kyle
Moffatt at (202) 942-1829 if you have questions regarding comments on the financial statements and related matters. Please contact Ted
Yu
at (202) 824-5684 or me at (202) 942-1990 with any other
questions.


Sincerely,




Larry Spirgel
Assistant Director



Cc:	William L. Macdonald
	Clark, Wilson
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Netfone, Inc.
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